Exhibit 99.60

FOR IMMEDIATE RELEASE

GoldMining Receives Water Licence and Land Use Permits and Files Technical Report for the Yellowknife Gold Project, Northwest Territories, Canada

Vancouver, British Columbia – April 17, 2019 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that it has received a five-year Type B Water Licence ("WL") and Type A Land Use Permit ("LUP") from the Mackenzie Valley Land and Water Board ("MVLWB") for the Nicholas Lake-Ormsby Property at its 100% owned, 12,120 hectare, Yellowknife Gold Project (the "Yellowknife Project" or the "Project"). The Company also announces that, further to its press release dated March 4, 2019, it has filed a National Instrument 43-101 ("NI 43-101") technical report (the "Technical Report") documenting an updated mineral resource for the Yellowknife Project.

The WL and LUP enable the Company to complete advanced exploration work including diamond drilling, underground development and operation of the existing camp, airstrip and winter road. Additionally, two-year extensions were granted by the MVLWB for two existing LUP's for the Goodwin Lake and Clan Lake Properties.

Garnet Dawson, CEO of GoldMining commented, "These new permits allow the Company to fast-track surface and underground exploration and development programs to further advance our Yellowknife Project. The ability to mobilize equipment, fuel and other supplies from Yellowknife along the winter road will substantially lower the overall cost of future exploration, development and production compared to many other projects in northern Canada that are not accessible by road. The Company has executed on a disciplined acquisition strategy of acquiring gold projects in the Americas. Low-cost advancements such as these permitting milestones at the Yellowknife Project de-risk and unlock value for future development."

Yellowknife Project Technical Report

The Technical Report, dated effective March 1, 2019, is titled "Independent Technical Report for the Yellowknife Gold Project, Northwest Territories, Canada." The Technical Report was authored by Ben Parsons, MAusIMM (CP), of SRK Consulting (U.S.) Inc., Dominic Chartier, PGeo, SRK Consulting (Canada) Inc. and Eric Olin (CP) of SRK Consulting (U.S.) Inc., who are qualified persons within the meaning of NI 43-101, are independent of the Company and have reviewed and approved the disclosure regarding the resource estimate for the Yellowknife Project disclosed herein.

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The Yellowknife Project is located in the northern portion of the underexplored Yellowknife Greenstone Belt, host to historic gold mines including the Con and Giant Mines located adjacent to the city of Yellowknife and the Discovery Mine, located on GoldMining's property. The Project contains several gold deposits that were the subject of an updated mineral resource estimate as documented in the Technical Report. The mineral resource estimate includes a measured and indicated resource of 14,108,000 tonnes grading 2.33 g/t gold (1,059,000 ounces) and an inferred resource of 9,302,000 tonnes grading 2.47 g/t gold (739,000 ounces) using a variable cut-off of 0.5 and 1.5 g/t gold for pit constrained and potential underground resources, respectively (Table 1).

Table 1: Mineral Resource Statement1, Yellowknife Gold Project, Northwest Territories, SRK Consulting (U.S.), Inc., March 1, 20192.

			Quantity	Average	Contained Metal
Deposit Type	Deposit Area	Resource Category	000’s	Grade	000’s
			Tonnes	Au g/t	Au Oz
	Ormsby[3,4]	Measured	1,176	2.12	80
	Subtotal		1,176	2.12	80
	Ormsby[3],4		10,568	2.25	766
	Bruce[3,4]		244	1.85	15
	Clan Lake[3,4]	Indicated	0	0.00	0
	Nicholas Lake[3,4]		1,550	2.72	137
Pit Constrained	Subtotal		12,362	2.31	917
	Subtotal	Measured & Indicated	13,538	2.29	997
	Ormsby[3,4]		1,382	2.30	102
	Bruce[3,4]		591	1.80	34
	Clan Lake[3,4]		1,548	1.82	91
	Goodwin Lake[3,4]	Inferred	870	1.18	33
	Nicholas Lake[3,4]		1,073	2.15	74
	Subtotal		5,464	1.90	334
	Ormsby[5,6]		524	3.41	57
	Bruce[5,6]		37	2.87	3
	Clan Lake[5,6]	Indicated	0	0.00	0
	Nicholas Lake[5,6]		10	2.95	1
Underground	Subtotal		571	3.36	62
	Ormsby[5,6]		1,423	3.69	169
	Bruce[5,6]		502	2.94	48
	Clan Lake[5,6]	Inferred	1,226	2.74	108
	Nicholas Lake[5,6]		687	3.59	80
	Subtotal		3,838	3.28	405
All	Total	Measured & Indicated	14,108	2.33	1,059
	Total	Inferred	9,302	2.47	739

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Table 1 Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
3.	Pit constrained resources with reasonable prospects of eventual economic extraction stated above a 0.50 g/t Au cut-off.
4.	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.
5.	Underground resources with reasonable prospects of eventual economic extraction stated as contained within gold grade shapes above a 1.50 g/t Au cut-off.
6.	Mineral resource tonnage and grade with reasonable prospects of eventual economic extraction are reported as undiluted and reflect a bench height of 3.0 m.

Readers should refer to the Technical Report, a copy of which is available under the Company's profile at www.SEDAR.com, for further information regarding the resource estimate contained herein and the Project.

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release.  Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the Project and statements with respect to the details of the mineral resource estimate. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in resource estimation and the exploration and development of mineral properties, the uncertainties involved in resource estimation and interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on the Project. These risks, as well as others, including those set forth in GoldMiningꞌs filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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